

Mail Stop 4631

September 28, 2015

Via E-Mail
Maurice D. Jones
Senior Vice President, General Counsel and Secretary
Manitowoc Foodservice, Inc.
2227 Welbilt Boulevard
New Port Richey, FL 34655

> **Re: Manitowoc Foodservice, Inc.**
> **Form 10-12B**
> **Filed September 1, 2015**
> **File No. 001-37548**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Cautionary Statement Concerning Forward-Looking Statements, page 23

1. Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 does not apply to issuers that are not subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. As Manitowoc Foodservice, Inc. is a new issuer that does not yet have this obligation, please revise to remove the implication that your statements are within the protection of the Private Securities Litigation Reform Act.

Material U.S. Federal Income Tax Consequences, page 30

2. Please revise the statement that the summary of tax consequences of the spin-off is "for general informational purposes only," as this may imply to shareholders that you are not responsible for the disclosure in this section.

Selected Historical Combined Financial Data, page 35

3. Please revise to present total long-term obligations pursuant to Paragraph 1 of the Instructions to Item 301 of Regulation S-K. This comment is also applicable to your historical data on page 13.

Customers, page 50

4. Please clarify whether the customers whose logos you have included on page 51 and described as "Select Manitowoc Global Foodservice Customers" are representative of your customers generally, and whether any of them are among the ten largest end customers accountable for 27% of your 2014 revenue, which you refer to on page 50.

Results of Operations and Discussion and Analysis, page 58

5. You disclose on page 53 that structural and rolled steel, aluminum, and copper are your primary raw materials and on page 14 you disclose that you use large amounts of these materials in the manufacture of your products and occasionally market prices of some of your key raw materials increase significantly, which could adversely affect your margins. Given these disclosures it appears that input costs are material to your business. Please revise your quarterly and annual analysis to discuss material input costs period over period, the impact to cost of sales and your ability to pass increases on to your customers. Refer to Section 501.12 of the Reporting Codification for guidance and Item 303(3) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 64

6. Please revise to include a discussion of debt anticipated to be incurred and the impact on liquidity and future cash flows.

7. Please revise your interim and annual analysis of cash flows for operating activities to discuss the changes in your working capital accounts and identify the contributing factors driving such changes. For example, you reported negative cash flows from operating activities for the six months ended June 30, 2015 of $10.3 million, compared to positive cash flows of $18.9 million for the same period in 2014. Your disclosure attributes lower cash from continuing operations primarily to higher seasonal working capital requirements in the first half of the year, however this general statement does not explain the change in accounts receivable or accounts payable in sufficient detail for an investor to understand through the eyes of management. Refer to Section 501.13.b.1 of the Financial Reporting Codification for guidance.

Contractual obligations and commercial commitments, page 65

8. Please tell us whether you intend to include debt anticipated to be incurred and the related

interest on your tabular disclosure of cash obligations or in a footnote thereto. Refer to Item 303(a)(5) of Regulation S-K for guidance.

Board of Directors page 73

Board of Directors Following the Spin-Off, page 73

9. Please revise to provide information on each director pursuant to Item 401(e) of Regulation S-K including briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of the registrant's business and structure.

Executive Compensation, page 78

Employment Agreement, page 81

10. Please file Mr. Muehlhaeuser's employment agreement and include such agreement in the exhibit index or tell us why you are not required to do so. See Item 601(b)(10)(iii)(B) of Regulation S-K.

Certain Matters, page 100

11. We note your statement that the summary of the Settlement Agreement is not complete. Please revise the last sentence to clarify that you have described all of the material provisions of the Settlement Agreement.

Basis of Presentation, page F-7

12. We note significant net cash outflows reported on the statements of cash flows for transactions with Manitowoc ParentCo. You report significant interest income on notes with Manitowoc ParentCo., while reporting no expense associated with intercompany funding received from Manitowoc ParentCo. Please explain to us your basis for each component of this accounting treatment and why you believe your presentation appropriately reflects the costs of doing business. Expand your disclosure to include an analysis of the intercompany accounts, as well as the average balance due to or from ParentCo and other related entities for each period. Please refer to SAB Topic 1.B.1 for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Mark T. Plichta, Esq.